

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Mr. Stephen P. Gottesfield
Executive Vice President
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed July 26, 2013**
> **File No. 001-31240**

Dear Mr. Gottesfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1. We reviewed your response to our prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us the following:
   - Why each adjusting item used to derive your non-GAAP cost measure is relevant to the measure;

- How you have derived the adjustments for "remediation costs" and "sustaining capital" from your financial statements, including the nature of the adjustments made to the particular line items and the assumptions/estimates underlying those adjustments; and,
- Why you believe your non-GAAP cost measure should be presented net of certain other revenue items (i.e. copper sales) and why those revenues are relevant to your a non-GAAP cost measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director